Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(Unaudited)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Period from January 1, 2005 to October 16, 2005	Period from October 17, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
Earnings:
Income (loss) before income taxes and minority interests	$214.9	$271.8	$79.0	$(136.2)	$(431.6)	$(186.1)
Fixed charges	20.7	14.5	5.3	33.0	153.6	149.5

Earnings adjusted for fixed charges	$235.6	$286.3	$84.3	$(103.2)	$(278.0)	$(41.6)

Fixed charges:
Interest expense (note no interest capitalized)	$14.1	$7.3	$0.5	$31.9	$148.8	$145.2
Portion of rent expense representative of interest (1)	6.6	7.2	4.8	1.1	4.8	4.3

Total fixed charges	$20.7	$14.5	$5.3	$33.0	$153.6	$149.5

Ratio of earnings to fixed charges(2)	11.4x	19.8x	15.9x	—	—	—

(1)	One third of rent expense is deemed to be representative of interest.
(2)	Our earnings were insufficient to cover fixed charges by $136.2 million for the period from October 17, 2005 to December 31, 2005, by $431.6 million for the year ended December 31, 2006 and by $186.1 million for the year ended December 31, 2007.